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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. *)

Systems & Computer Technology Corporation
(Name of Issuer)

Common Stock
- ---------------------------------------------------------------------------
(Title of Class of Securities)

871873105
(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese & Ginsburg
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 1995
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                               SCHEDULE 13D

CUSIP No. 871873105                                    Page 2 of 11 Pages


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

                               SCHEDULE 13D

CUSIP No. 871873105                                    Page 3 of 11 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Emerging Growth Management Co.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/ (b) / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  619,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              619,000
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     619,000
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 871873105                               Page 4 of 11 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Adit Partners, a California Limited Partnership
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) /X/ (b)/ /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  93,500
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              93,500
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     93,500
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 871873105                               Page 5 of 11 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Michael T. Jackson
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X / (b) / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 35,000
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  94,200
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  35,000
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              94,200
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     129,200
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 871873105                                    Page 6 of 11 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Christopher F. Jackson
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X / (b) / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                          / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 1,200
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  1,200
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,200
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.01%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 871873105                               Page 7 of 11 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Systems & Computer Technology Corporation, a Delaware corporation ("SCTC"). The principal executive office of SCTC is located at Great Valley Corporate Center, 4 Country View Road, Malvern, PA 19355.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Emerging Growth Management Co., a California corporation ("EGM"); Adit Partners, a California Limited Partnership ("ADIT"); Michael T. Jackson ("M. Jackson"); Thomas D. Henwood ("Henwood"); Paul H. Baastad ("Baastad"); Jacqueline M. Keyser ("Keyser"); and Christopher F. Jackson ("C. Jackson").

     (b) The business address of all such persons is One Bush Street, Suite 1300, San Francisco, California 94104.

     (c) EGM is an investment adviser to various managed accounts. EGM is a general partner of ADIT. M. Jackson is a director and executive officer of EGM and a general partner of ADIT. Henwood is a director and executive officer of EGM. Baastad is a director and executive officer of EGM. Keyser is a director and executive officer of EGM. C. Jackson is an employee of EGM. ADIT is an investment partnership.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All such persons are citizens of the United States of America.

                               SCHEDULE 13D

CUSIP No. 871873105                                    Page 8 of 11 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds                              Amount

EGM(1)         Accounts Under Management                    $10,494,342.49
ADIT           Working Capital                              $ 1,420,022.50
M. Jackson(2)  Personal Funds and Accounts Under Management $   568,745.25
C. Jackson     Personal Funds                               $    18,641.34

(1) Includes amounts invested in the Stock by ADIT.
(2) Includes accounts of M. Jackson's immediate family and M. Jackson's revocable trust.

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


               Aggregate
               Beneficially
               Owned               Voting Power        Dispositive Power
Name           Number    Percent   Sole      Shared    Sole      Shared

EGM            619,000   4.8%          -0-   619,000      -0-    619,000
ADIT            93,500   0.7%          -0-    93,500      -0-     93,500
M. Jackson     129,200   1.0%       35,000    94,200   35,000     94,200
C. Jackson       1,200   0.01%       1,200       -0-    1,200        -0-

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since December 4, 1994:

                               SCHEDULE 13D

CUSIP No. 871873105                                    Page 9 of 11 Pages

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

EGM            P    12/13/94       10,000         19.62     Smith
EGM            P    12/14/94        5,000         19.87     Smith
EGM            P    12/19/94       20,000         19.87     HQ
EGM            P    12/19/94        5,000         20.00     Smith
EGM            P    12/20/94       10,000         20.12     HQ
EGM            P    12/29/94       12,100         20.62     HQ
EGM            P    12/30/94        4,900         20.87     HQ
EGM            P    1/4/95         14,000         20.06     HQ
EGM            P    1/18/95        22,500         19.87     Smith
EGM            P    1/19/95         5,700         19.87     Mont
EGM            P    1/23/95         1,200         19.12     HQ
EGM            P    1/25/95        10,800         18.50     Smith
EGM            P    1/30/95         4,600         17.25     Chicago
EGM            P    2/1/95         71,200         17.09     Smith
EGM            P    2/2/95         22,400         17.00     Smith
EGM            P    2/6/95          3,800         16.62     Smith
M. Jackson     P    2/6/95         11,000         16.62     Smith
EGM            P    2/8/95          4,200         16.87     Smith
M. Jackson     P    2/10/95        10,000         16.50     Smith
EGM            P    2/17/95         1,100         18.25     Smith


     Key to brokers used:

          Chicago   -    The Chicago Corporation
          HQ        -    Hambrecht & Quist
          Mont      -    Montgomery Scott
          Smith     -    Smith Barney Inc.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

EGM is a general partner of ADIT, pursuant to a limited partnership agreement providing to EGM the authority, among other things, to invest the funds of EGM in the Stock, to vote and dispose of those securities and to file this statement on behalf of EGM. Pursuant to that limited partnership agreement, the general partners of ADIT are entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Pursuant to investment management agreements, EGM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party pursuant to the terms of such agreements, and provide for fees payable to EGM based on assets under management and, in certain cases, realized and unrealized gains and losses, if certain conditions are met.

                               SCHEDULE 13D

CUSIP No. 871873105                                    Page 10 of 11 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    March ___, 1995

Emerging Growth Management Co.          Adit Partners, a California Limited
                                        Partnership


By: _____________________________
     Michael T. Jackson, Chairman       By:  Emerging Growth Management Co.
                                             General Partner


_________________________________            By: ________________________
Michael T. Jackson                                Michael T. Jackson,
                                                  Chairman
_________________________________
Christopher F. Jackson

                               SCHEDULE 13D

CUSIP No. 871873105                                    Page 11 of 11 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Systems & Computer Technology Corporation, a Delaware corporation. For that purpose, the undersigned hereby constitute and appoint Emerging Growth Management Co., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  March ___, 1995.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    March ___, 1995

Emerging Growth Management Co.          Adit Partners, a California Limited
                                        Partnership


By: _____________________________
     Michael T. Jackson, Chairman       By:  Emerging Growth Management Co.
                                             General Partner


_________________________________            By: ________________________
Michael T. Jackson                                Michael T. Jackson,
                                                  Chairman
_________________________________
Christopher F. Jackson


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